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                               March 17, 2021

       Anthony Schoen
       Chief Financial Officer
       First Savings Financial Group, Inc.
       702 North Shore Drive
       Suite 300
       Jeffersonville, Indiana 47130

                                                        Re: First Savings
Financial Group, Inc.
                                                            Form 10-K
                                                            Filed December 17,
2020
                                                            File No. 001-34155

       Dear Mr. Schoen:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed December 17, 2020

       Consolidated Statements of Income, page F-4

   1. In your income statement on page F-4 we note Mortgage Banking Income of $117.9 million for the year
ended September 30, 2020, which has increased significantly from
                                                        $2.3 million and $33.0
million for the years ended September 30, 2018 and 2019,
                                                        respectively, and is a
major contributor to the increases in your operating results. It appears this line item
includes several components including: Net realized and unrealized gains and losses on
loans held for sale, changes in fair value of derivatives, changes in the fair value of mortgage
service rights, and a provision for loan repurchases and
                                                        indemnifications, among
others. Please provide us and revise future filings to include a disaggregation of this
line item that includes the significant types and amounts of income, loss or any contra
items that make up this balance for the periods presented, considering also the guidance in
Rule 9-04 of Regulation S-X. In your response, using the periods
 Anthony Schoen
First Savings Financial Group, Inc.
March 17, 2021
Page 2
         presented in your September 30, 2020 Form 10-K please provide a draft of your proposed disclosures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Amit Pande,
Branch Chief, at 202-551-3423 with any questions.



FirstName LastNameAnthony Schoen                            Sincerely,
Comapany NameFirst Savings Financial Group, Inc.
                                                            Division of
Corporation Finance
March 17, 2021 Page 2                                       Office of Finance
FirstName LastName